Exhibit 99.47

AGENCY AGREEMENT

November 3, 2021

American Lithium Corp.

Suite 1507-1030 West Georgia Street

Vancouver, British Columbia

Canada, V6E 2Y3

Attention:	Simon Clarke, Chief Executive Officer

Dear Sir:

Eight Capital ("Eight Capital"), Echelon Wealth Partners Inc. ("Echelon") and TD Securities Inc. ("TD Securities" and together with Eight Capital and Echelon the "Co-Lead Agents"), as co-lead agents, as well as Roth Canada ULC (together with the Co-Lead Agents, the "Agents" and, each individually, an "Agent") hereby understand that American Lithium Corp. (the "Corporation") hereby agrees to issue and sell up to 13,208,000 units (the "Units") of the Corporation at a price of $2.65 per Unit ("Offering Price") for an aggregate purchase price of up to $35,001,200. Each Unit consists of one common share of the Corporation (the "Unit Share") and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Unit Warrant"). Each Unit Warrant entitles the holder thereof to purchase one common share of the Corporation (each a "Warrant Share") at a price of $4.00 per Warrant Share at any time on or before the date that is 24 months after the Closing Date (as defined herein). The description of the Unit Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Unit Warrants to be set forth in the Warrant Indenture (as defined herein). In the case of any inconsistency between the description of the Unit Warrants in this Agreement and the terms of the Unit Warrants set forth in the Warrant Indenture, the provisions of the Warrant Indenture shall govern.

The net proceeds of the Offering to the Corporation shall be used by the Corporation for exploration and development of the Corporation's TLC Project, Falchani Project and the Macusani Project and for working capital and general corporate purposes.

Upon and subject to the terms and conditions set forth herein, the Agents hereby agree to act, and upon acceptance hereof, the Corporation hereby appoints the Agents, as the Corporation's exclusive agents to offer for sale on a "best efforts" agency basis, without underwriter liability, the Units and to arrange for purchasers for the Units in the Selling Jurisdictions (as defined herein) on a private placement basis pursuant to exemptions from the prospectus requirements of Securities Laws (as defined herein). The Corporation agrees that the Agents are under no obligation to purchase any of the Units but may purchase Units if desired.

The Agents shall be entitled to appoint a soliciting dealer group consisting of other registered dealers acceptable to the Corporation, acting reasonably, for the purposes of arranging for purchasers of the Offered Securities and the Agents shall be entitled to determine the remuneration payable by the Agents to such other dealers appointed by them. Nothing in this Agreement shall obligate the Agents or any of their affiliates to purchase securities under the Offering.

In consideration of the Agents' services to be rendered in connection with the Offering, the Corporation shall pay to the Agents at the Closing Time (as defined herein) a cash commission equal to 6.0% of the gross proceeds realized by the Corporation in respect of the sale of the Offered Securities, and which commission will be inclusive of any concessions or additional commissions payable by the Agents in connection with completion of the Offering or which may be due and owing to brokers or other intermediaries in relation to the President's List (the "Commission").

The Agents shall not be required to conduct a suitability review in respect of sales to investors on the President's List (as defined herein) and the Corporation shall indemnify and save harmless the Agents from any and all losses or expenses relating to the suitability of any of the investors on the President's List.

Article 1
DEFINITIONS

1.1	Definitions.

In this Agreement, in addition to the terms defined above or elsewhere in this Agreement, the following terms shall have the following meanings:

"Agent" and "Agents" have the meaning ascribed thereto on the face page hereof;

"Agreement" means the agreement resulting from the acceptance by the Corporation of the offer made hereby;

"Ancillary Documents" means any documents executed and delivered, or to be executed and delivered, by the Corporation in connection with the transactions contemplated by this Agreement and the Warrant Indenture;

"Annual Information Form" means the Corporation's annual information form for the financial year ended February 28, 2021;

"Auditor" means Manning Elliott LLP, Chartered Professional Accountants the auditor of the Corporation;

"BCA" means the Business Corporations Act (British Columbia);

"British Columbia Act" means the Securities Act (British Columbia) and the regulations thereunder, together with the fee schedules, prescribed forms, instruments, policies, rules, orders, codes, notices and interpretation notes of the British Columbia Securities Commission, as amended, supplemented or replaced from time to time;

"Business Day" means a day which is not a Saturday, Sunday or statutory or civic holiday in the City of Toronto, Ontario or Vancouver, British Columbia;

"Canadian Securities Regulators" means the applicable securities commission or securities regulatory authority in each of the Reporting Jurisdictions;

"Claims" has the meaning ascribed thereto in Section 2.16;

"Closing" means the completion of the issue and sale by the Corporation and the purchase by the Agents on the Closing Date of the Offered Securities as contemplated by this Agreement;

"Closing Date" means November 3, 2021 or such other date as the Corporation and the Co-Lead Agents, on behalf of the Agents, may agree;

"Closing Time" means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Co-Lead Agents, on behalf of the Agents, may agree;

"Co-Lead Agents" has the meaning ascribed thereto on the face page hereof;

"Commission" has the meaning ascribed thereto on page 2 hereof;

"Common Shares" means the common shares of the Corporation;

"Corporate Records" has the meaning ascribed thereto in Section 2.6(g);

"Corporation" means American Lithium Corp., a corporation incorporated under the BCA and includes any successor corporation thereto;

"Debt Instrument" means any material loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability;

"Echelon" has the meaning ascribed thereto on the face page hereof;

"Eight Capital" has the meaning ascribed thereto on the face page hereof;

"Employee Plans" has the meaning ascribed thereto in Section 2.6(mm);

"Encumbrance" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest;

"Engagement Letter" means (i) the letter agreement dated October 13, 2021 among the Corporation and Eight Capital, and (ii) the amending agreement among the Corporation and Eight Capital dated October 14, 2021, in connection with the Offering;

"Environmental Laws" has the meaning ascribed thereto in Section 2.6(ii);

"Environmental Permits" has the meaning ascribed thereto in Section 2.6(ii);

"Excluded Transaction" has the meaning ascribed thereto in Section 2.5(j);

"Falchani Project" means the Falchani lithium project located in the Masucani Plateau region, Peru;

"Falchani Project Technical Report" means the technical report entitled "Falchani Lithium Project NI 43-101 Technical Report – Preliminary Economic Assessment", with an effective date of February 4, 2020, authored by John Joseph Riordan, David Alan Thompson, Valentine Eugene Coetzee and Stewart Nupen of DRA Pacific;

"Governmental Authority" means (a) any multinational, federal, provincial, state, municipal, regional, local or other governmental or public department, regulatory authority, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (b) any subdivision agent, commission, board, or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and (d) any stock exchange or self-regulatory authority and, for greater certainty, includes the Securities Regulators;

"Hazardous Substances" has the meaning ascribed thereto in Section 2.6(ii);

"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board;

"including" means including without limitation;

"Indemnified Party" has the meaning ascribed thereto in Section 2.16;

"Information" means all information regarding the Corporation that is, or becomes, publicly available together with all information prepared by the Corporation and provided to the Agents or to potential purchasers of the Offered Securities, if any, and includes, but is not limited to, all prospectuses, annual reports, annual and interim financial statements, annual information forms, business acquisition reports, management discussion and analysis of financial condition and results of operations, information circulars, material change reports, press releases and all other information or documents required to be filed or furnished by the Corporation under applicable Securities Laws in the Reporting Jurisdictions which have been publicly filed or otherwise publicly disseminated by the Corporation;

"Intellectual Property" has the meaning ascribed thereto in Section 2.6(cc);

"Laws" means any and all applicable laws, including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, or policies or guidelines of or issued by a Governmental Authority;

"Lock-Up Agreements" has the meaning ascribed thereto in Section 2.10;

"Losses" has the meaning ascribed thereto in Section 2.16;

"Macusani Project" means the Macusani mineral project located in Carabaya Province, Peru;

"Macusani Project Technical Report" means the technical report entitled "Macusani Project, Macusani, Peru, NI 43-101 Report – Preliminary Economic Assessment" with an effective date of January 12, 2016, authored by Michael Short and Thomas Apelt of GBM Minerals Engineering Consultants Limited, David Young of The Mineral Corporation and Mark Mounde of Wardell Armstrong International Limited;

"Material Adverse Effect" means the effect resulting from any event, change, occurrence, state of fact or circumstance, individually or in the aggregate with other such events, changes, occurrences, states of fact or circumstances (a) which is or could reasonably be expected to be materially adverse to the business, affairs, capital, operations, results of operations, property rights, assets, liabilities (contingent or otherwise) or condition (financial or otherwise) of the Corporation or (b) which could reasonably be expected to have a significant negative effect on the market price or value of the Common Shares;

"Material Subsidiaries" means American Lithium Holdings Corp. (British Columbia), Tonopah Lithium Corp. (Nevada), Plateau Energy Metals Inc. (Ontario), Macusani Yellowcake S.A.C. (Peru).

"Money Laundering Laws" has the meaning ascribed thereto in Section 2.6(ss);

"NI 43-101" means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

"NI 45-106" means National Instrument 45-106 – Prospectus Exemptions;

"NI 51-102" means National Instrument 51-102 – Continuous Disclosure Obligations;

"Off-Balance Sheet Arrangement" means with respect to any Person, any securitization transaction to which that Person or its subsidiaries is party and any other transaction, agreement or other contractual arrangement to which an entity unconsolidated with that Person is a party, under which that Person or its subsidiaries, whether or not a party to the arrangement, has, or in the future may have (a) any obligation under a direct or indirect guarantee or similar arrangement, (b) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement, (c) derivatives to the extent that the fair value thereof is not fully reflected as a liability or asset in the financial statements of the Person, or (d) any obligation or liability, including a contingent obligation or liability, to the extent that it is not fully reflected in the financial statements of the Person (excluding the footnotes thereto) (for this purpose, obligations or liabilities that are not fully reflected in the financial statements (excluding the footnotes thereto) include, without limitation (i) obligations that are not classified as a liability according to Canadian or United States generally accepted accounting principles and IFRS, as applicable, (ii) contingent liabilities as to which, as of the date of the financial statements, it is not probable that a loss has been incurred or, if probable, is not reasonably estimable, or (iii) liabilities as to which the amount recognized in the financial statements is less than the reasonably possible maximum exposure to loss under the obligation as of the date of the financial statements, but, in each case, exclude contingent liabilities arising out of litigation, arbitration or regulatory actions (not otherwise related to off-balance sheet arrangements));

"Offered Securities" means the Units;

"Offering" means the issuance and sale of the Units;

"Offering Documents" means, collectively, this Agreement, the Warrant Indenture and the Subscription Agreements;

"Offering Price" has the meaning ascribed thereto on the face page hereof;

"Permits" has the meaning ascribed thereto in Section 2.6(jj);

"Person" means an individual (whether acting as an executor, trustee, administrator, legal representative or otherwise), a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

"President's List" means the list of identified purchasers of Offered Securities put forth by the Corporation and to be agreed upon by the Agents and the Corporation;

"Principal Regulator" means the British Columbia Securities Commission;

"Properties" means, collectively, the Falchani Project, Macusani Project and TLC Project;

"Public Filings" means the documents publicly filed under the profile of the Corporation on SEDAR;

"Purchasers" means the Persons who, as principal purchasers or beneficial purchasers, acquire the Units under the Offering by duly completing, executing and delivering the Subscription Agreements and any other required documentation;

"Qualifying Jurisdictions" means, collectively, each of the provinces of Canada;

"Reporting Jurisdictions" means, collectively, British Columbia and Alberta;

"SEC" means the United States Securities and Exchange Commission;

"Securities Laws" means, collectively, all applicable securities laws in each of the Selling Jurisdictions, including the securities legislation and regulations of, and the fee schedules, prescribed forms, instruments, policies, rules, orders, codes, notices and interpretation notes of the securities regulatory authorities (including the TSXV) in each of the Selling Jurisdictions;

"Securities Regulators" means, collectively, the TSXV and the applicable securities commission or securities regulatory authority in each of the Selling Jurisdictions;

"SEDAR" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

"Selling Firm" has the meaning ascribed thereto in 2.4(a);

"Selling Jurisdictions" means, collectively, all of the Qualifying Jurisdictions and such other jurisdictions outside of Canada and the United States as the Corporation and the Agents may agree;

"subsidiary" has the meaning given to it in the Business Corporations Act (British Columbia);

"Subscription Agreements" means, collectively, the subscription agreements for the Units, in the form agreed upon by the Agents and the Corporation pursuant to which Purchasers agree to subscribe for and purchase the Units pursuant to the Offering as herein contemplated and shall include, for certainty, all schedules thereto and all notices or amendments delivered to the applicable Purchasers; and "Subscription Agreement" means any one of them, as the context requires

"Tax Act" means the Income Tax Act (Canada), as amended from time to time and regulations made pursuant thereto;

"TD Securities" has the meaning ascribed thereto on the face page hereof;

"Technical Reports" means, collectively, the Falchani Project Technical Report, Macusani Project Technical Report and the TLC Project Technical Report;

"Term Sheet" means the term sheet attached Schedule A to the Subscription Agreement;

"TLC Project" means the TLC Project located in Nye County, Nevada;

"TLC Project Technical Report" means the technical report entitled "Technical Report for the TLC Project, Nye County, Nevada, USA", with an effective date of April 15, 2020, authored by Derek J. Loveday and William A. Turner of Stantec Consulting Ltd.;

"Transfer Agent" means TSX Trust Company, the registrar and transfer agent for the Common Shares;

"TSXV" means the TSXV Venture Exchange;

"Underlying Securities" means collectively, the Unit Shares and Unit Warrants, and, if the context requires, the Warrant Shares issuable upon exercise of the Unit Warrants;

"Units" has the meaning ascribed thereto on the face page hereof;

"Unit Share" has the meaning ascribed thereto on the face page hereof;

"Unit Warrant" has the meaning ascribed thereto on the face page hereof;

"Unit Warrant Agent" means TSX Trust Company as warrant agent under the Warrant Indenture;

"United States" or "U.S." means, as the context requires, the United States of America, its territories and possessions, any state of the United States, and/or the District of Columbia;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Person" means a "U.S. person", as such term is defined in Rule 902(k) of Regulation S;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"U.S. Securities Laws" means all applicable securities legislation in the United States, including the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws;

"Warrant Indenture" means the warrant indenture dated as of the Closing Date between the Corporation and the Unit Warrant Agent pursuant to which the Unit Warrants will be created and issued; and

"Warrant Share" has the meaning ascribed thereto on the face page hereof.

Other Defined Terms: Whenever used in this Agreement, the words and terms "affiliate", "associate", "distribution", "material fact", "material change", "misrepresentation", "senior officer", "subsidiary" and "trade" shall have the meaning given to such word or term in the British Columbia Act unless specifically provided otherwise herein.

Knowledge: Whenever used in this Agreement, the phrase "to the knowledge of the Corporation" shall refer to the actual knowledge of Simon Clarke, Chief Executive Officer of the Corporation after due inquiry.

Article 2
TERMS AND CONDITIONS

2.1	Compliance with Securities Laws.

The Agents shall offer for sale and sell the Units pursuant to the Offering in the Selling Jurisdictions on a "best efforts" basis in accordance with the terms of this Agreement and in compliance with Securities Laws, on a private placement basis and in such a manner so as not to require registration thereof or filing of a prospectus, offering memorandum, registration statement or similar disclosure document or impose on the Corporation additional continuous reporting obligations under Securities Laws. The Agents acknowledge that the Offered Securities have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States, or to or for the account or benefit of any U.S. Person or any person in the United States.

The Corporation agrees to comply with Securities Laws on a timely basis in connection with the Offering and undertakes to file, or cause to be filed, within the periods stipulated under Securities Laws, all forms, undertakings and other documents (as applicable) required to be filed by the Corporation in connection with the issue and sale of the Units so that the distribution of the Units may lawfully occur without the necessity of filing a prospectus, a registration statement, an offering memorandum or other document in the Selling Jurisdictions, and the Agents undertake to use their commercially reasonable efforts to cause Purchasers to complete any forms required by Securities Laws. All fees payable in connection with such filings shall be at the expense of the Corporation.

2.2	No Offering Memorandum.

Neither the Corporation nor the Agents shall (i) provide to prospective purchasers of the Units any document or other material that would constitute an offering memorandum within the meaning of Securities Laws; or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Units, including but not limited to, by causing the sale of the Units to be advertised in any newspaper, magazine, printed public media or similar medium of general and regular paid circulation or broadcast over radio, television or telecommunications, including electronic display, or conduct any seminar or meeting in connection with the offer and sale of the Units whose attendees have been invited by general solicitation or general advertising.

2.3	Due Diligence.

The Corporation will allow the Agents and their representatives the opportunity to conduct all due diligence which the Agents may reasonably require in order to fulfil their obligations and in order to enable them to responsibly execute the certificates required to be executed by them at the end of each of the Offering Documents, as applicable; and without limiting the scope of the due diligence inquiries the Agents may conduct, the Corporation will participate and cause its audit committee, "qualified persons" (as such term is defined in NI 43-101) and legal counsel to participate in one or more due diligence sessions to be held prior to Closing. Prior to the completion of the distribution of the Offered Securities, the Corporation will allow the Agents to participate fully in the preparation of the Offering Documents (other than material filed prior to the date hereof and incorporated by reference therein). The Corporation shall notify the Co-Lead Agents promptly of any (i) material change, actual or contemplated, in any information provided to the Co-Lead Agents concerning the Corporation, the Offering or any relevant third party; (ii) undisclosed material fact concerning the Corporation and the Offering; (iii) notice by any governmental, judicial or regulatory authority requesting any information, meeting or hearing relating to the Corporation or the Offering; and (iv) other event or state of affairs that may be relevant to the Co-Lead Agents' due diligence investigations. Unless so advised otherwise, the Co-Lead Agents shall be entitled to rely on the Corporation's advice or absence of advice, as the case may be. In carrying out its responsibilities hereunder, the Co-Lead Agents will (i) necessarily rely on information prepared or supplied by the Corporation and other sources believed by the Co-Lead Agents to be reliable; (ii) be entitled to rely on and assume no obligation to verify the accuracy or completeness of such information; and (iii) not be liable to the Corporation or its securityholders for any damages arising out of the inaccuracy or incompleteness of such information.

2.4	Distribution and Certain Obligations of the Agents.

(a)	The Agents shall, and shall require any investment dealer or broker (other than the Agents) with which the Agents have a relationship in respect of the distribution of the Offered Securities or who are otherwise offered selling group participation by the Agents (each, a "Selling Firm") to agree to, comply with the Securities Laws in connection with the distribution of the Offered Securities and shall offer the Offered Securities for sale to the Purchasers directly and through Selling Firms upon the terms and conditions set out in this Agreement. The Agents shall, and shall require any Selling Firm to agree to, offer for sale to the Purchasers and sell the Offered Securities only in those jurisdictions where they may be lawfully offered for sale or sold.

(b)	The Agents shall, and shall require any Selling Firm to agree to, distribute the Offered Securities in a manner which complies with and observes all Securities Laws in each Selling Jurisdiction into and from which they may offer to sell the Offered Securities or distribute the Offering Documents in connection with the distribution of the Offered Securities and will not, directly or indirectly, offer, sell or deliver any Offered Securities or deliver the Offering Documents to any Person in any Selling Jurisdiction other than in the Qualifying Jurisdictions except in a manner which will not require the Corporation to comply with the registration, prospectus, filing, continuous disclosure or other similar requirements under the applicable Securities Laws of such other Selling Jurisdictions or pay any additional governmental filing fees which relate to such other Selling Jurisdictions (other than in connection with the Offering). Subject to the foregoing, the Agents and any Selling Firm shall be entitled to offer and sell the Offered Securities in such other Selling Jurisdictions as agreed by the Corporation, in accordance with any applicable securities and other laws in such other Selling Jurisdictions in which the Agents and/or Selling Firms offer the Offered Securities provided that the Corporation is not required to file a prospectus or other disclosure document or become subject to continuing obligations in such other jurisdictions, in accordance with the provisions of this Agreement.

(c)	Notwithstanding any other provision of this Agreement, no Agent will be liable to the Corporation with respect to a default, or any act or omission, as applicable, by another Agent, such other Agent's affiliates or any Selling Firm appointed by such other Agent.

2.5	Covenants of the Corporation.

The Corporation hereby covenants to the Agents that the Corporation:

(a)	from and including the date of this Agreement through to and including the Closing Time, will advise the Agents, promptly after receiving notice or obtaining knowledge thereof, of:

(i)	any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation (including the Offered Securities) has been issued by any securities regulatory authority or any stock exchange or the institution, threatening or contemplation of any proceeding for any such purposes; or

(ii)	any requests made by any securities regulatory authority or any stock exchange for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order, ruling or determination referred to in (i) above and, if any such order, ruling or determination is issued, to obtain the withdrawal thereof as quickly as possible;

(b)	from and including the date of this Agreement through to and including the Closing Time, do all such acts and things necessary to ensure that the representations and warranties of the Corporation contained in this Agreement or any certificates or documents delivered by the Corporation pursuant to this Agreement remain materially true and correct and not do any such act or thing that would render any representation or warrant of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(c)	from and including the date of this Agreement through to and including the Closing Time, will consult with the Agents and promptly provide to the Co-Lead Agents, on behalf of the Agents, drafts of any press releases of the Corporation for review by the Co-Lead Agents, on behalf of the Agents, and the Agents' counsel prior to issuance, and shall obtain the prior approval of the Co-Lead Agents, on behalf of the Agents, as to the content and form of any press release prior to issuance, provided that any such approval will not be unreasonably withheld or delayed;

(d)	will fulfill all legal requirements to permit the creation, issue, offering and sale of the Offered Securities as contemplated in this Agreement including, without limitation, compliance with the Securities Laws of the Selling Jurisdictions to enable the Offered Securities to be offered for sale and sold to the Agents.

(e)	will ensure that the Unit Shares are duly and validly issued as fully paid and non-assessable Common Shares;

(f)	will ensure that the Unit Warrants have been validly created and issued and that the Warrant Shares issuable upon the exercise of the Unit Warrants have been validly allotted for issuance by the Corporation and, upon the payment of the exercise price therefor and issue thereof, will be validly issued as fully paid and non-assessable shares;

(g)	will ensure that the necessary regulatory and third party consents and approvals, including from the TSXV, in respect of the Offering are obtained on or prior to the Closing Date;

(h)	will make all necessary filings and pay all filing fees required to be paid in connection with the transactions contemplated in this Agreement;

(i)	will execute and file with the Canadian Securities Regulators all forms, notices and certificates required to be filed by the Corporation pursuant to Canadian Securities Laws within the applicable time frame pursuant to Canadian Securities Laws, including, for certainty, Form 45-106F1 of NI 45-106 and any other forms, notices and certificates set forth in the opinions delivered to the Agents pursuant to the closing conditions set forth in Section 2.8 hereof.

(j)	will use its commercially reasonable efforts to maintain its status as a "reporting issuer" (or the equivalent thereof) not in default of the requirements of the Securities Laws in the Reporting Jurisdictions until the date that is two years following the Closing Date, provided that this covenant shall not prevent the Corporation from completing any transaction (an "Excluded Transaction") which would result in the Corporation ceasing to be a "reporting issuer" so long as the holders of the Common Shares receive securities of an entity which is listed on a recognized stock exchange in North America, or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and securities laws and stock exchange rules and policies;

(k)	will use its commercially reasonable efforts to remain listed for trading on the TSXV until the date that is two years following the Closing Date, provided that this covenant shall not prevent the Corporation from completing any Excluded Transaction;

(l)	will use the net proceeds of the Offering of Offered Securities contemplated herein for the exploration and development of the Corporation's TLC Project, Falchani Project and the Macusani Project and for working capital and general corporate purposes; and

(m)	will fulfil or cause to be fulfilled, at or prior to the Closing Time, the conditions set out in Section 2.8.

2.6	Representations and Warranties of the Corporation.

The Corporation represents and warrants to each of the Agents and acknowledges that the Agents are relying on such representations and warranties in entering into this Agreement. The representations and warranties of the Corporation contained in this Agreement shall be true as of the date hereof, the Closing Time.

(a)	Compliance with Canadian Laws and Regulations. No cease trade order preventing the distribution of the Offered Securities has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Corporation, threatened, by any of the Canadian Securities Regulators;

(b)	Reporting Issuer and TSXV Status. The Corporation is a "reporting issuer" in the Reporting Jurisdictions. Other than as disclosed in writing to the Agents, the Corporation is in compliance in all material respects with the by-laws, rules and regulations of the TSXV.

(c)	No Marketing Materials. Other than the Term Sheet, the Corporation has not provided any marketing materials to any potential Purchasers.

(d)	No Conflicts. Neither the execution of this Agreement, nor the issuance, offering or sale of the Offered Securities, nor the consummation of any of the transactions contemplated herein, nor the compliance by the Corporation or any subsidiary with the terms and provisions hereof will conflict with, or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Corporation or any subsidiary pursuant to the terms of any agreements, contracts, arrangements or understandings (written or oral) to which the Corporation or any subsidiary may be bound or to which any of the property or assets of the Corporation or any subsidiary is subject, except such conflicts, breaches or defaults as may have been waived; nor will such action result (x) in any violation of the provisions of the organizational or governing documents of the Corporation or any subsidiary, or (y) in any violation of the provisions of any statute or any order, rule or regulation applicable to the Corporation or any subsidiary or of any Governmental Authority having jurisdiction over the Corporation or any subsidiary.

(e)	Offered Securities. At the Closing Time, all of the Unit Shares and Unit Warrants will be duly and validly authorized and issued and, in the case of Unit Shares, fully paid and non-assessable Common Shares, and none of such Unit Shares and Unit Warrants will have been issued in violation of the pre-emptive or similar rights of any securityholder of the Corporation or of any other person. On exercise of the Unit Warrants in accordance with their terms, the Warrant Shares will be duly and validly authorized and issued and fully paid and non-assessable Common Shares, and none of such Warrant Shares will have been issued in violation of the pre-emptive or similar rights of any securityholder of the Corporation or of any other person.

(f)	Organization. The Corporation is duly organized, validly existing as a corporation and in good standing under the laws of its jurisdiction of incorporation. The Corporation is duly licensed or qualified for transaction of business and in good standing under the laws of each other jurisdiction in which its ownership or lease of property or the conduct of its business requires the Corporation to have such a license or qualification, and has all corporate power and authority necessary to own or hold its properties and to conduct its businesses. Each of the Material Subsidiaries (A) has been duly organized and is validly existing under the laws of the jurisdiction of its organization and is up-to-date in respect of all material corporate filings; and (B) has all requisite corporate power and capacity to carry on its business as now conducted and to own or lease and operate its properties and assets. The Material Subsidiaries are the only subsidiaries of the Corporation which are material to the Corporation and, except as disclosed in the Annual Information Form, the Corporation is the direct or indirect legal, registered and beneficial owner of the issued and outstanding shares of each of the Material Subsidiaries, free and clear of all material Encumbrances.

(g)	Minute Books. All existing minute books of the Corporation and the Material Subsidiaries, including all existing records of all meetings and actions of the board of directors (collectively, the "Corporate Records") have been made available to the Agents and their counsel, and all such Corporate Records are complete in all material respects. There are no material transactions, agreements or other actions of the Corporation that are required to be recorded in the Corporate Records that are not properly approved and/or recorded in the Corporate Records. All material filings have been made with the appropriate Governmental Authorities in the province of British Columbia in a timely fashion under the BCA

(h)	No Violation or Default. The Corporation and each Material Subsidiary are not (i) in violation of its articles or similar organizational documents in any material respect; (ii) in violation or default in any material respect, and no event has occurred that, with notice or lapse of time or both, would constitute such a violation or default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Corporation or each Material Subsidiary is a party or by which the Corporation or each Material Subsidiary is bound or to which any of the property or assets of the Corporation or each Material Subsidiary is subject; or (iii) in violation in any material respect of any Laws, except where such violation would not be expected to have a Material Adverse Effect. To the Corporation's knowledge, no other party under any material agreements, contracts, arrangements or understandings (written or oral) to which it is a party is in violation or default in any respect thereunder.

(i)	Enforceability of Agreements. All material agreements are legal, valid and binding obligations of the Corporation or its subsidiaries enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors rights generally and by general equitable principles, and (ii) the indemnification provisions of certain agreements may be limited by Laws or public policy considerations in respect thereof.

(j)	Authorization; Enforceability. The Corporation has full corporate power and authority to enter into this Agreement and the Offering Documents and perform the transactions contemplated hereby. Each of this Agreement and the Offering Documents have been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding agreement of the Corporation enforceable in accordance with its terms, the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors rights generally and by general equitable principles, and (ii) the indemnification provisions of certain agreements may be limited by Laws or public policy considerations in respect thereof.

(k)	No Material Adverse Effect. Subsequent to May 31, 2021, there has not been any Material Adverse Effect and there has been no event or occurrence that would reasonably be expected to result in a Material Adverse Effect, except as disclosed in the Annual Information Form.

(l)	Filings. The Corporation has filed all documents or information required to be filed by it under Canadian Securities Laws and the rules, regulations and policies of the TSXV, except where the failure to file such document or information would not result in a Material Adverse Effect; and the Corporation has not filed any confidential material change report that at the date hereof remains confidential. All filings and fees required to be made and/or paid by the Corporation pursuant to Canadian Securities Laws and other applicable Laws have been made and/or paid other than customary post-Closing filings required to be submitted by the Corporation within the applicable time frame pursuant to Canadian Securities Laws, except where the failure to make such filing or pay such fee would not result in a Material Adverse Effect.

(m)	Financial Information. The audited financial statements of the Corporation as at February 28, 2021 and February 29, 2020 and interim unaudited financial statements of the Corporation as at May 31, 2021, together with the related notes and schedules (the “Financial Statements”), present fairly, in all material respects, the consolidated financial position of the Corporation as of the dates indicated and the consolidated statements of operations and comprehensive income and statements of changes in shareholders' equity of the Corporation for the periods specified. Such Financial Statements conform in all material respects with IFRS, applied on a consistent basis during the periods involved. The Corporation does not have any liabilities or material obligations, whether contingent or otherwise, of the type required to be reflected on a balance sheet prepared in accordance with IFRS, except for liabilities or obligations: (i) that occurred in the ordinary course of business or (ii) reflected in or reserved against in the Financial Statements.

(n)	Independent Accountants. The Auditor, who has delivered their report with respect to the audited Financial Statements for the year ended February 28, 2021 is independent public, certified public or chartered public accountants as required by applicable Securities Laws. There has not been any "reportable event" (as that term is defined in NI 51-102) with the Auditor or any other prior auditor of the Corporation.

(o)	Disclosure Controls. The Corporation maintains systems of internal accounting controls applicable under IFRS in applicable periods, or sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Corporation's internal control over financial reporting is effective and the Corporation is not aware of any material weaknesses in its internal control over financial reporting.

(p)	Capitalization. The issued and outstanding Common Shares have been validly issued, are fully paid and non-assessable and are not subject to any pre-emptive rights, rights of first refusal or similar rights. The Corporation has an authorized, issued and outstanding capitalization of 183,309,847 Common Shares (excluding the grant of additional options or other equity incentives under the Corporation's equity compensation plans, or changes in the number of outstanding Common Shares due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Common Shares outstanding on the date hereof or upon the exercise or conversion of options or other equity incentives under the Corporation's equity compensation plans). Except as disclosed in the Annual Information Form and as supplemented by written disclosure to the Agents, the Corporation has not issued any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or exchangeable for, or any contracts or commitments to issue or sell, any Common Shares or other securities. Except as disclosed in the Annual Information Form and as supplemented by written disclosure to the Agents, no person has any agreement or option or right or privilege (whether by law, preemptive or contractual) issued or capable of becoming an agreement for: (i) the purchase, subscription or issuance of any unissued shares, securities or warrants of the Corporation; or (ii) the repurchase by or on behalf of the Corporation of any issued and outstanding securities of the Corporation.

(q)	Share Capital of the Corporation. The authorized capital of the Corporation consists of an unlimited number of Common Shares of which, as of the date hereof, 183,309,847 Common Shares were outstanding as fully paid and non-assessable shares in the capital of the Corporation.

(r)	Voting or Control Agreements. To the knowledge of the Corporation, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Corporation.

(s)	Restrictions on Business. Neither the Corporation nor any Material Subsidiary are a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Corporation or any Material Subsidiary to compete in any line of business, transfer or move any of its assets or operations which materially and adversely affects, or could reasonably be expected to materially and adversely affect, the business practices, operations or condition of the Corporation and any Material Subsidiary.

(t)	No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities included in the Offering contemplated by this Agreement who have not waived such rights in writing (including electronically) prior to the execution of this Agreement.

(u)	No Consents Required. No consent, approval, authorization, order, registration or qualification of or with Governmental Authority or stock exchange is required for the execution, delivery and performance by the Corporation of this Agreement and the Offering Documents, the issuance and sale by the Corporation of the Offered Securities, except for (i) the approval of the TSXV and (ii) post-closing filings required to be submitted within the applicable time frame pursuant to Securities Laws.

(v)	Certificates. The form of certificates representing the Unit Shares, the Unit Warrants and the Warrant Shares to the extent that physical certificates are issued for such securities, will be in due and proper form and conform to the requirements of the BCA, the articles of incorporation of the Corporation and applicable requirements of the TSXV or will have been otherwise approved by the TSXV.

(w)	Transfer Agent. TSX Trust Company has been duly appointed as registrar and transfer agent for the Common Shares.

(x)	No Litigation. Except as disclosed in the Annual Information Form or in the Corporation’s news release dated November 2, 2021, there are no legal, governmental or regulatory actions, suits or proceedings pending, nor, to the Corporation's knowledge, any legal, governmental or regulatory audits or investigations, to which the Corporation or any Material Subsidiary is a party or to which any property of the Corporation or any Material Subsidiary is subject that, individually or in the aggregate, if determined adversely to the Corporation or any Material Subsidiary, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Corporation to perform its obligations under this Agreement; except as disclosed in the Annual Information Form or in the Corporation’s news release dated November 2, 2021, to the Corporation's knowledge, no such actions, suits or proceedings are threatened or contemplated by any Governmental Authority or threatened by others.

(y)	No Debt Instruments. The Corporation is not a party to or otherwise bound by any Debt Instrument or any agreement, contract or commitment to create, assume or issue any Debt Instrument.

(z)	No Off-Balance Sheet Arrangement. Neither the Corporation nor any Material Subsidiary has engaged in any Off-Balance Sheet Arrangement or similar financing.

(aa)	Material Agreements. None of the Corporation, any Material Subsidiary or, to the Corporation's knowledge, any other party is in material default in the observance or performance of any material term or material obligation to be performed by any of them under any Material Agreement and, to the knowledge of the Corporation, no event has occurred which with notice or lapse of time or both would constitute such a default.

(bb)	Proposed Acquisition. Except for the acquisition of Plateau Energy Metals Inc., there are no material agreements, contracts, arrangements or understandings (written or oral) with any persons relating to the acquisition or proposed acquisition by the Corporation of any material interest in any business (or part of a business) or corporation, nor are there any other specific contracts or agreements (written or oral) in respect of any such matters in contemplation.

(cc)	Intellectual Property Rights. The Corporation owns, possesses, licenses or has other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the "Intellectual Property"), necessary for the conduct of its business as now conducted.

(dd)	No Material Defaults. The Corporation has not defaulted on any installment on indebtedness for borrowed money or on any rental on long-term leases.

(ee)	Title to Real and Personal Property.

(i)	Except as disclosed in the Annual Information Form or in the title opinion provided to the Agents pursuant to this Agreement, the Corporation or a subsidiary is the beneficial owner (or co-owner where so described in the Public Filings) of, or has the right to acquire the interests in, its material properties, business and assets, free of all Encumbrances whatsoever.

(ii)	Except as disclosed in the Annual Information Form or in the title opinion provided to the Agents pursuant to this Agreement, any and all agreements pursuant to which the Corporation or a subsidiary holds or will hold any such interest in its material property, business or assets are in good standing in all material respects according to their terms, and the properties are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated.

(ff)	Properties.

(i)	The Properties are the only properties or assets currently material to the Corporation.

(ii)	Except as disclosed in the Annual Information Form or in the title opinion provided to the Agents pursuant to this Agreement:

(A)	the Corporation holds either mining leases, mining claims, mineral claims, surface leases or exploration permits or exploitation permits recognized in the jurisdiction in which the Properties are located (or valid agreements to acquire such property interests from third parties, which agreements are in good standing) in respect of the ore bodies and minerals located in the Properties under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation to explore and commercially extract the minerals relating thereto;

(B)	all mining leases, mineral claims and surface leases relating to the Properties in which the Corporation has an interest or right are valid and in good standing in accordance with all Laws;

(C)	the Corporation has all necessary surface rights, access rights and other necessary rights and interest relating to the Properties granting the right and ability, as applicable, to explore, access and commercially exploit and refine minerals in the manner currently conducted or anticipated to be conducted in the near term, subject to the Corporation's ability to maintain the Permits (as defined below), with only such exceptions as do not materially interfere with the use made by the Corporation of the rights or interests in the Properties;

(D)	all assessments or other work required to be performed or license fees required to be paid in relation to the material mineral claims of the Corporation in order to maintain their respective interests therein, if any, have been performed or paid to date;

(E)	the Corporation does not have any responsibility or obligation to pay any commission, royalty, license, fee or similar payment to any person with respect to the property rights in respect of the Properties;

(F)	there are no expropriations or similar proceedings or any material challenges to title or ownership, actual or threatened, of which the Corporation has received notice against any Properties; and

(G)	the Corporation has filed or will file all work reports or other documents required in connection with the Properties with the relevant Governmental Authority.

(H)	The Corporation has acquired all of the material approvals (including environmental approvals), permits, licenses or rights required by the Corporation to carry out its current operations at the Properties and the operations at the Properties it will conduct in the near future.

(gg)	Aboriginal Claims. There are no material claims or actions with respect to aboriginal or native rights against or affecting the Corporation or, to the best of the knowledge of the Corporation, pending or threatened. The Corporation is not aware of any material land entitlement claims or aboriginal land claims having been asserted or any legal actions relating to aboriginal or community issues having been instituted with respect to the such properties, and no material dispute in respect of such properties with any local or aboriginal or native group exists or, to the knowledge of the Corporation, is threatened or imminent with respect thereto or activities thereon.

(hh)	Exploration and Exploitation Activities. All mineral exploration and exploitation activities by the Corporation or the Material Subsidiaries on the properties of the Corporation have been conducted in all material respects in accordance with good mining and engineering practices and all applicable workers' compensation and health and safety and workplace laws, regulations and policies have been duly complied with.

(ii)	Environmental Laws.

(i)	The Corporation and the Material Subsidiaries are in compliance in all material respects with all applicable federal, provincial, municipal and local laws, statutes, ordinances, bylaws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency (the "Environmental Laws") applicable to the Corporation or any Material Subsidiary and relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance (the "Hazardous Substances");

(ii)	The Corporation and the Material Subsidiaries have obtained all material licenses, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the "Environmental Permits") necessary as at the date hereof for the operation of the business currently carried on by the Corporation and the Material Subsidiaries and each Environmental Permit is valid, subsisting and in good standing and the Corporation and the Material Subsidiaries are not in material default or breach of any Environmental Permit, and no proceeding is pending or, to the knowledge of the Corporation, threatened, to revoke or limit any Environmental Permit;

(iii)	Neither the Corporation nor any Material Subsidiary have received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Law that would have a Material Adverse Effect, and neither the Corporation nor any Material Subsidiary (including, if applicable, any predecessor companies) has not settled any allegation of non-compliance that would have a Material Adverse Effect short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Corporation and the Material Subsidiaries, nor to the knowledge of the Corporation, have any such orders or directions been threatened;

(iv)	Neither the Corporation nor any Material Subsidiary have received any notice wherein it is alleged or stated that the Corporation or any Material Subsidiary is potentially responsible for a federal, provincial, municipal or local clean-up site or corrective action under any Environmental Laws other than in the ordinary course of business;

(v)	Neither the Corporation nor any Material Subsidiary have received any request for information in connection with any federal, municipal or local inquiries as to disposal sites and, to the best of the knowledge of the Corporation, there are no environmental audits, evaluations, assessments, studies or tests being conducted by any federal, municipal or local except for ongoing audits, evaluations, assessments, studies or tests being conducted in the ordinary course; and

(vi)	The Corporation and the Material Subsidiaries are in compliance in all material respects with all applicable workers compensation and health and safety and workplace laws, regulations and policies.

(jj)	Permits.

(i)	The Corporation and the Material Subsidiaries have obtained or identified all the material permits, certificates, and approvals (collectively, the "Permits") which are required for its current operations on the Properties; and

(ii)	The required Permits have either been received, applied for, or the processes to obtain such Permits have been or will in due course be initiated by the Corporation or the Material Subsidiaries.

(kk)	NI 43-101 Technical Reports.

(i)	The Corporation made available to the respective authors thereof prior to the issuance of the Technical Reports filed by the Corporation on SEDAR, for the purpose of preparing the Technical Reports, all material information requested, and no such information contained any material misrepresentation as at the relevant time the relevant information was made available;

(ii)	The Technical Reports comply in all material respects with the requirements of NI 43-101 as at the date of the Technical Reports; and

(iii)	The Corporation is in compliance, in all material respects, with the provisions of NI 43-101.

(ll)	Insurance. The Corporation maintains insurance covering its properties, operations, personnel and businesses that the Corporation reasonably deems adequate; such insurance insures against such losses and risks to an extent which is adequate in accordance with customary industry practice to protect such persons and the business of the Corporation; all such insurance is fully in force on the date hereof and will be fully in force on the Closing Date. The Corporation has no reason to believe that such persons will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue their businesses at a cost that would not be reasonably expected to have a Material Adverse Effect on the Corporation.

(mm)	Employment Matters.

(i)	The Corporation is in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages.

(ii)	There has not been and there is not currently any labour disruption or conflict which would reasonably be expected to have a Material Adverse Effect on the Corporation.

(iii)	Each material plan for retirement, bonus, stock purchase, profit sharing, stock options, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation (the "Employee Plans") has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plan.

(iv)	All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and Employee Plan payments have been reflected in the books and records of the Corporation.

(v)	To the knowledge of the Corporation, no officer, director, employee or security holder of the Corporation has any cause of action or other claim whatsoever against, or owes any amount to, the Corporation in connection with its business except for claims in the ordinary and normal course of the business such as for accrued vacation pay or other amounts or matters which would not be material to the Corporation.

(nn)	Related Party Transactions.

(i)	The Corporation does not owe any monies to or has any present loans to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or any person not dealing at "arm's length" (as such term is defined in the Tax Act) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of its business;

(ii)	Except for usual employee or consulting arrangements made in the ordinary and normal course of business, the Corporation is not a party to any contract, agreement or understanding with any officer, director, employee, shareholder or any other person not dealing at arm's length with it; and

(iii)	None of the directors, officers or employees of the Corporation, any known holder of more than ten percent (10%) of any class of shares of the Corporation, or any known associate or affiliate of any of the foregoing persons has had any material interest, direct or indirect, in any material transaction with the Corporation, or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Corporation or its business.

(oo)	Taxes. The Corporation and the Material Subsidiaries have filed all federal, state, provincial, local and foreign tax returns which have been required to be filed, which such tax returns are correct and complete in all material respects, and paid all taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith. No tax deficiency has been determined adversely to the Corporation. The Corporation has no knowledge of any federal, state, provincial or other governmental tax deficiency, penalty or assessment which has been asserted or threatened in writing against it.

(pp)	Investment Corporation Act. The Corporation is not nor, after giving effect to the offering and sale of the Offered Securities and the application of the proceeds thereof as described herein, as applicable, will be required to register as an "investment company" or an entity "controlled" by an "investment company", as such terms are defined in the Investment Corporation Act of 1940, as amended.

(qq)	Finder's Fees. The Corporation has not incurred any liability for any finder's fees, brokerage commissions or similar payments in connection with the transactions herein contemplated, except as may otherwise exist with respect to the Agents pursuant to this Agreement.

(rr)	No Improper Practices. (i) Neither the Corporation, any of its subsidiaries nor, to the Corporation's knowledge, any of the directors or officers of the Corporation or any of its subsidiaries has, in the past five years, made any unlawful contributions to any candidate for any political office (or failed fully to disclose any contribution in violation of Laws) or made any contribution or other payment to any official of, or candidate for, any federal, state, provincial, municipal, or foreign office or other person charged with similar public or quasi- public duty in violation of any Laws; (ii) no relationship, direct or indirect, exists between or among the Corporation or any affiliate, on the one hand, and the directors, officers or shareholders of the Corporation, on the other hand, that is required by Securities Laws to be described in the Public Filings that is not so described; and (iii) the Corporation has not offered, or caused any placement agent to offer, Common Shares or to make any payment of funds to any person with the intent to influence unlawfully (A) a customer or supplier of the Corporation to alter the customer's or supplier's level or type of business with the Corporation, or (B) a trade journalist or publication to write or publish favorable information about the Corporation or any of their respective products or services.

(ss)	Operations. The operations of the Corporation are and have been conducted at all times in compliance with applicable financial record keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Corruption of Foreign Public Officials Act (Canada) and applicable rules and regulations thereunder, and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the "Money Laundering Laws"); and no action, suit or proceeding by or before any court or Governmental Authority involving the Corporation with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened.

(tt)	Due Diligence Matters. All documents and information delivered and provided by or on behalf of the Corporation to the Agents as a part of their due diligence in connection with the Offering were complete and accurate in all material respects.

(uu)	TSXV Listing. The Common Shares are accepted for trading on the TSXV under the symbol "LI" and the Corporation has taken no action designed to delist the Common Shares from the TSXV, nor has the Corporation received any notification that the Securities Regulators or the TSXV is contemplating terminating such registration or listing. The Corporation has complied in all material respects with the applicable requirements of the TSXV for maintenance of inclusion of the Common Shares thereon. As at the Closing Date, the Corporation will have obtained all necessary consents, approvals, authorizations or orders of, or filing, notification or registration with, the TSXV and the Canadian Securities Regulators, where applicable, required for the listing and trading of the Unit Shares and Warrant Shares subject only to satisfying their standard listing and maintenance requirements.

2.7	Closing Deliveries.

The purchase and sale of the Offered Securities shall be completed at the Closing Time at the offices of Cassels Brock & Blackwell LLP in Vancouver, British Columbia, or at such other place as the Agents and the Corporation may agree. At or prior to the Closing Time the Corporation shall duly and validly deliver to the Agents the Offered Securities (whether in definitive form or electronic form) registered in such name or names as the Co-Lead Agents, on behalf of the Agents, may notify the Corporation in writing not less than 48 hours prior to Closing Time or as otherwise directed by the Co-Lead Agents, on behalf of the Agents, in writing, against payment by the Agents to the Corporation, at the direction of the Corporation, in lawful money of Canada by cheque or wire transfer an amount equal to the aggregate purchase price for the Offered Securities being issued and sold hereunder less the Commission and all of the estimated fees and expenses of the Agents payable by the Corporation to the Agents in accordance with Section 2.17. In the case of interests in Offered Securities held through CDS Clearing and Depository Services Inc. ("CDS") or its nominee, if requested by the Co-Lead Agents, on behalf of the Agents, the Corporation will deposit such Offered Securities electronically with CDS through the non-certificated inventory system of CDS.

2.8	Agents' Obligation to Purchase.

The obligation of the Agents to complete the Closing and to arrange for the purchase of the Offered Securities at the Closing Time shall be subject to the following conditions (it being understood that the Agents may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of the following terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Agents any such waiver or extension must be in writing):

(a)	all actions required to be taken by or on behalf of the Corporation, including without limitation the passing of all requisite resolutions of directors of the Corporation to approve the Offering Documents, to obtain the approval of the TSXV to the Offering, to validly offer, sell and distribute the Offered Securities, and to pay the Commission will have been taken;

(b)	the Corporation will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Securities Regulators and applicable third parties for the Offering and to permit the Corporation to complete its obligations hereunder;

(c)	no order ceasing or suspending trading in any securities of the Corporation, or prohibiting the trade or distribution of any of the securities of the Corporation will have been issued and no proceedings for such purpose, to the best of the knowledge of the Corporation, will be pending or threatened;

(d)	no Agent will have exercised any rights of termination set forth in this Agreement;

(e)	the Corporation will have, as of the Closing Time complied with all of its material covenants and agreements contained in this Agreement;

(f)	the Agents shall have received an opinion, dated the Closing Date and subject to customary qualifications, of Cassels Brock & Blackwell LLP, the Corporation's legal counsel, addressed to the Agents and their legal counsel as to all legal matters reasonably requested by the Agents, including relating to the Corporation, the execution and delivery, as applicable, of the Offering Documents by the Corporation, the execution and delivery of this Agreement by the Corporation, the enforceability of this Agreement against the Corporation and the issuance and sale of the Offered Securities, or, instead of rendering opinions relating to the laws of the Qualifying Jurisdictions other than British Columbia, Alberta or Ontario, the Corporation's solicitors may engage one or more legal counsel in the Qualifying Jurisdictions or elsewhere to provide such local counsel opinions as may be necessary;

(g)	the Agents shall have received favourable legal opinions dated the Closing Date, in form and substance satisfactory to the Agents, acting reasonably, with regard to:

(i) the status and good standing of each Material Subsidiary; and

(ii) the authorized share capital of each Material Subsidiary, and as to the number of issued and outstanding shares in the capital of each Material Subsidiary and the owner of such shares;

(h)	the Agents shall have received an opinion, dated the Closing Date from Holland & Hart LLP, United States counsel to the Corporation, as to ownership and title matters in respect of the TLC Project in form and substance acceptable to the Agents, acting reasonably;

(i)	the Agents shall have received an opinion, dated the Closing Date from Estudio De la Flor, Garcia Montufar, Arata & Asociados, Peruvian counsel to the Corporation, as to ownership and title matters in respect of the Falchani Project in form and substance acceptable to the Agents, acting reasonably;

(j)	the Agents shall have received an opinion, dated the Closing Date from Estudio De la Flor, Garcia Montufar, Arata & Asociados, Peruvian counsel to the Corporation, as to ownership and title matters in respect of the Macusani Project in form and substance acceptable to the Agents, acting reasonably;

(k)	the Agents shall have received an incumbency certificate, dated the Closing Date, including specimen signatures of the Chief Executive Officer, the Chief Financial Officer and any other officer of the Corporation signing this Agreement or any document delivered hereunder;

(l)	the Agents shall have received a certificate, dated the Closing Date, of such two senior officers of the Corporation as are acceptable to the Co-Lead Agents, on behalf of the Agents, addressed to the Agents and their counsel to the effect that, to the best of their knowledge, information and belief, after due enquiry and without personal liability:

(i)	the representations and warranties of the Corporation in this Agreement are true and correct in all material respects as if made at and as of the Closing Time and the Corporation has performed all covenants and agreements and satisfied all conditions on its part to be performed or satisfied in all material respects at or prior to the Closing Time;

(ii)	no order, ruling or determination having the effect of suspending the sale or ceasing, suspending or restricting the trading of Common Shares or any other securities of the Corporation in the Selling Jurisdictions has been issued or made by any stock exchange, securities commission or regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for that purpose have been instituted or are pending or, to the knowledge of the officers, are contemplated or threatened;

(iii)	the articles of the Corporation delivered at the Closing Time are full, true and correct copies, unamended, and in effect on the date thereof;

(iv)	the minutes or other records of various proceedings and actions of the Corporation's Board of Directors relating to the Offering and delivered at the Closing Time are full, true and correct copies thereof and have not been modified or rescinded as of the date thereof;

(v)	there has not been a Material Adverse Effect; and

(vi)	such other matters as the Agents may reasonably request;

(m)	the Unit Shares and Warrant Shares shall have been conditionally approved for listing on the TSXV, subject only to the fulfilment of the customary post-closing conditions imposed by the TSXV;

(n)	the Agents and their counsel shall have been provided with information and documentation, reasonably requested relating to their due diligence inquiries and investigations and shall not have identified any material adverse changes or misrepresentations or any items materially adversely affecting the Corporation's affairs which exist as of the date hereof but which have not been disseminated to the public in accordance with applicable Securities Laws;

(o)	the Agents shall have received a certificate of good standing in respect of the Corporation and each Material Subsidiary dated as of the Business Day prior to the Closing Date;

(p)	the Agents shall have received certificates or lists, issued under the Securities Laws of the Reporting Jurisdictions stating or evidencing that the Corporation is not in default under such Securities Laws as at a date no more than two Business Days prior to the Closing Date;

(q)	the Agents shall have received the executed Lock-Up Agreements;

(r)	the Agents shall have received a certificate from the Transfer Agent as to the number of Common Shares issued and outstanding as at the close of business on the Business Day prior to the Closing Date; and

(s)	the Agents shall have received such further documents as may be contemplated by this Agreement or as the Agents may reasonably require.

2.9	Restrictions on Further Issues or Sales.

The Corporation agrees not to directly or indirectly, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to or announce any intention to issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, any additional debt, Common Shares or any securities convertible into or exchangeable for Common Shares, other than in connection with: (i) the exchange, transfer, conversion or exercise rights of existing outstanding securities; (ii) existing commitments to issue securities; (iii) the existing stock option plan of the Corporation and/or (iv) an arm's length acquisition, for a period of 120 days from the Closing Date without the prior written consent of Eight Capital, on behalf of the Agents.

2.10	Lock-Up Agreements.

The Corporation agrees that it will cause its directors and officers to deliver signed agreements (the "Lock-Up Agreements"), in form and content acceptable to the Agents and their counsel, acting reasonably, to the Agents on or before the Closing Time, pursuant to which such directors and officers agree, for a period beginning on the Closing Date and ending 120 days after the Closing Date, subject to the exceptions set forth therein, not to sell, transfer or pledge, or agree to sell, transfer or pledge (or announce any intention to do so), any Common Shares or securities exchangeable or convertible into Common Shares without the prior written consent of Eight Capital, on behalf of the Agents, such consent not to be unreasonably withheld or delayed.

2.11	All Terms to be Conditions.

The Corporation agrees that the conditions contained in Section 2.8 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation. Any breach or failure to comply with any of the conditions set out in Section 2.8 shall entitle each Agent, at its sole option, to terminate and cancel, without any liability on the part of such Agent or on the part of the other Agents, all of its obligations under this Agreement, by written notice to that effect given to the Corporation at or prior to the Closing Time. It is understood that the Agents may waive, in whole or in part, or extend the time for compliance with, any of such conditions without prejudice to the rights of the Agents in respect of any such conditions or any other or subsequent breach or non-compliance, provided that to be binding on an Agent any such waiver or extension must be in writing and signed by such Agent.

2.12	Termination Events.

Each Agent shall be entitled, at its sole option, to terminate and cancel, without any liability on its part or on the part of the other Agents, its obligations under this Agreement, including relating to the Offered Securities, by written notice to that effect given to the Corporation at or prior to the Closing Time if, during at or prior to the Closing Time, any of the following occurs:

(a)	the due diligence investigations performed by the Agents or their representatives reveal any material information or fact, which, in the sole opinion of such Agent, is materially adverse to the Corporation or its business, or materially adversely affects the price or value of the Offered Securities;

(b)	any order to cease or suspend trading in any securities of the Corporation, or prohibiting or restricting the distribution of the Offered Securities is made, or any proceeding is announced or commenced for the making of any such order, by any securities regulatory authority, any stock exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(c)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced or any order or ruling is issued under or pursuant to any statute of Canada or any province or territory, or of the United States or any state thereof or by any official of any stock exchange or by any other regulatory authority having jurisdiction over a material portion of the business and affairs of the Corporation or otherwise in respect of the Corporation or any directors and officers thereof, or there is any change of law, or the interpretation, pronouncement or administration thereof or in respect thereof which in the opinion of such Agent, acting reasonably, may prevent or operates to prevent or restrict the distribution of, trading in, or marketability of the Common Shares or the trading in any other securities of the Corporation;

(d)	there should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism or accident), any escalation in the severity of the COVID-19 pandemic from the date hereof, acts of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions or any action, law, regulation, inquiry or other occurrence of any nature which, in the sole opinion of such Agent, acting reasonably, materially adversely affects or may materially adversely affect the Canadian financial markets generally or the business, operations or affairs of the Corporation and its subsidiaries taken as a whole or the market price or value of the Common Shares or any other securities of the Corporation;

(e)	there shall occur any material change (actual, imminent or reasonably expected), or change in material fact which in the reasonable opinion of such Agent, acting reasonably, could be expected to have a material adverse effect on the market price or value of the Common Shares or any other securities of the Corporation, or the Agents shall become aware of any material information with respect to the Corporation which had not been publicly disclosed or disclosed in writing to the Agents at or prior to the date hereof and which in the sole opinion of such Agent, acting reasonably, could be expected to have a material adverse effect on the market price or value of the Common Shares or any other securities of the Corporation;

(f)	the Corporation shall be in breach of or default under or in non-compliance with any material representation, warranty, term, condition or covenant of this Agreement, or if any representation or warranty given by Corporation in this Agreement becomes or is false in any material respect; or

(g)	the state of the financial markets in Canada or elsewhere where it is planned to market the securities is such that in the reasonable opinion of such Agent, the securities cannot be profitably marketed.

2.13	Exercise of Termination Rights.

Any of the Agents shall be entitled to terminate and cancel its obligations hereunder in accordance with Sections 2.11 or 2.12 by written notice to that effect given to the Corporation and the other Agents at any time prior to the Closing, provided that neither the giving nor the failure to give any such notice shall in any way affect the Agents' (or any one of their) entitlement to exercise such rights at any time through to the Closing Time. If an Agent exercises its right to terminate this Agreement, then the Corporation will immediately issue a press release. If this Agreement is terminated by any of the Agents pursuant to Sections 2.11 or 2.12, there shall be no further liability on the part of such Agent or of the Corporation to such Agent, except in respect of any liability which may have arisen against the Corporation prior to such termination or may arise against the Corporation after such termination in respect of acts or omissions prior to such termination or except under Section 2.16 (Indemnity) and Section 2.17 (Expenses). The rights of the Agents or any one of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Agent under Sections 2.11 or 2.12 shall not be binding upon the other Agents.

2.14	Syndicate Breakdown.

The Agents shall be entitled to share in the Commission payable in accordance with following the percentage breakdown:

Eight Capital	30.0%
Echelon	30.0%
TD Securities	30.0%
Roth Canada, ULC	10.0%

2.15	Survival.

The representations, warranties, covenants and indemnities of the Corporation and the Agents contained in this Agreement or contained in any documents delivered by the Corporation pursuant to this Agreement or in connection with the transactions herein contemplated will survive the Closing.

2.16	Indemnity.

The Corporation agrees to indemnify and hold harmless the Agents and each other member of the soliciting dealer group, each of their subsidiaries and affiliates and each of their respective directors, officers, employees, partners, agents, each other Person, if any, controlling the Agents or any of their subsidiaries, affiliates and each shareholder of the Agents and the successors and assigns of all the foregoing Persons (collectively, the "Indemnified Parties" and individually, an "Indemnified Party"), from and against any and all losses, expenses, fees, claims (including, without limitation, securityholder or derivative actions, arbitration proceedings or otherwise), actions, obligations, suits, proceedings, investigations, damages and liabilities, joint or several, including, without limitation, the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations, inquiries or claims and the reasonable fees and expenses of their counsel and other expenses incurred in connection with any claim, action, suit, proceeding or investigation or in enforcing this indemnity, but excluding loss of profits, (collectively, the "Losses") and any Losses resulting from the acquisition, holding or disposition of any Offered Securities by an Indemnified Party as the beneficial owner, that may be suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, connected with or arising out of any action, suit, proceeding, investigation, inquiry or claim that may be made or threatened by any Person or in enforcing this indemnity whether or not resulting in liability (collectively the "Claims") insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, (i) any untrue statement or alleged untrue statement of material fact contained in the information (whether written or oral) supplied to any prospective investor by or on behalf of the Corporation or any omission or alleged omission to state therein a material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) this Agreement or the transactions contemplated by this Agreement. The Corporation agrees to waive any right the Corporation may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other Person before claiming under this indemnity. The Corporation also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Corporation or any Person asserting Claims on behalf of or in right of the Corporation for or in connection with either (i) or (ii) above, except, in the case of (ii) above only, to the extent any Losses suffered by the Corporation are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted solely from the gross negligence or fraudulent act or wilful misconduct of such Indemnified Party. The Corporation will not, without the Agents' prior written consent, make any admission of liability, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless the Corporation has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

Promptly after receiving notice of a Claim against any Agent or any other Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation, such Agent or any such other Indemnified Party will notify the Corporation in writing of the particulars thereof, will provide copies of all relevant documentation to the Corporation and, unless the Corporation assumes the defence thereof, will keep the Corporation advised of the progress thereof and will discuss all significant actions proposed, provided that the failure or delay in so notifying the Corporation shall not relieve the Corporation of any liability which the Corporation may have to the Agents or any other Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required materially prejudices the defense of such Claim or results in any material increase in the liability under this indemnity which the Corporation would otherwise have incurred had the Agent not so delayed in giving, or failed to give, the notice required hereunder. The Corporation shall have 14 days after receipt of the notice to undertake, at its own expense, the settlement or defense of the Claim, including prompt employment of counsel acceptable to the Indemnified Parties and payment of all expenses. The relevant Indemnified Parties shall have the right to participate in the settlement or defense of the Claim.

The foregoing indemnity shall not apply, to (ii) above only, to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such Losses to which the Indemnified Party may be subject resulted solely from the gross negligence or wilful misconduct of the Indemnified Party.

If for any reason the foregoing indemnity is found to be unavailable or unenforceable (other than in accordance with the terms of this Agreement) to the Agents or any other Indemnified Party or insufficient to hold the Agents or any other Indemnified Party harmless in respect of a Claim, the Corporation shall contribute to the amount paid or payable by the Agents or any other Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Agents or any other Indemnified Party on the other hand but also the relative fault of the Corporation, the Agents or any other Indemnified Party as well as any relevant equitable considerations; provided that the Corporation shall in any event contribute to the amount paid or payable by the Agents or any other Indemnified Party as a result of such Claim any excess of such amount over the amount of the fees received by the Agents under this Agreement. The rights of contribution herein provided shall be in addition to, and not in derogation of, any other right to contribution which the Indemnified Parties may have by statute or otherwise.

The Corporation agrees that if any legal proceeding shall be brought against, or an investigation is commenced in respect of, the Corporation and/or an Indemnified Party and an Indemnified Party or its personnel are required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of this Agreement or the transactions contemplated by this Agreement, the Indemnified Parties shall have the right to employ their own separate counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party for time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and out-of-pocket expenses incurred by the personnel of the Indemnified Party in connection therewith) shall be paid by the Corporation as they occur.

The Corporation hereby constitutes the Agents as trustees for each of the other Indemnified Parties of the Corporation's obligations under this Section 2.16 with respect to those Persons and the Agents agree to accept that trust and to hold and enforce those obligations on behalf of those Persons.

The Corporation shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence of any Claim, provided such defence is conducted by counsel of good standing acceptable to the Agents. Upon the Corporation notifying the Agents in writing of its election to assume the defence and retaining counsel, the Corporation shall not be liable to an Indemnified Party for any legal expenses subsequently incurred by it in connection with such defence. If such defence is not assumed by the Corporation, the Indemnified Parties, throughout the course thereof, shall provide copies of all relevant documentation to the Corporation, shall keep the Corporation advised of the progress thereof and shall discuss with the Corporation all significant actions proposed. If such defence is assumed by the Corporation, the Corporation throughout the course thereof will provide copies of all relevant documentation to the Agents, will keep the Agents advised of the progress thereof and will discuss with the Agents all significant actions proposed.

Notwithstanding the foregoing paragraph, any Indemnified Party shall have the right, at the Corporation's expense, to separately retain counsel of such Indemnified Party's choice, in respect of the defence of any Claim if: (i) the employment of such counsel has been authorized by the Corporation; or (ii) the Corporation has not assumed the defence and employed counsel therefor promptly after receiving notice of such Claim; or (iii) counsel retained by the Corporation or the Indemnified Party has advised the Indemnified Party that representation of both parties by the same counsel would be inappropriate for any reason, including for the reason that there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Corporation or that there is a conflict of interest between the Corporation and the Indemnified Party or the subject matter of the Claim may not fall within the indemnity set forth in this Agreement (in any of which events the Corporation shall not have the right to assume or direct the defence on such Indemnified Party's behalf), provided that the Corporation shall not be responsible for the fees or expenses of more than one legal firm in any single jurisdiction for all of the Indemnified Parties.

No admission of liability, no settlement of any Claim, no compromise nor any consent to the entry of any judgement shall be made by the Corporation without the prior written consent of the Indemnified Parties affected

The obligations of the Corporation under this Section 2.16 are in addition to, and not in substitution for, any liabilities which the Corporation may otherwise have to the Agents or any other Indemnified Party, shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, permitted assigns, heirs and personal representatives of the Corporation and the Indemnified Parties.

This Section 2.16 shall survive the completion of services rendered under or any expiration or termination of this Agreement and continue in full force and effect.

2.17	Expenses.

The Corporation shall pay all expenses and fees in connection with the Offering of Offered Securities contemplated by this Agreement, including, without limitation, expenses of or incidental to the issue, sale or distribution of the Offered Securities and the filing and delivery of the Offering Documents and expenses of or incidental to all other matters in connection with the transactions set out in this Agreement, including, without limitation, the fees and expenses payable in connection with the distribution of the Offered Securities, the fees and expenses of the Corporation's counsel and of local counsel to the Corporation, the fees and expenses of the auditors of the Corporation, other applicable experts and the Transfer Agent, all costs incurred in connection with the preparation and printing of the Offering Documents and certificates representing the Offered Securities and roadshows or marketing activities, and the reasonable fees and disbursements and taxes thereon of the Agents' counsel (to a maximum of $75,000 plus disbursements and taxes thereon), whether or not the Offering is completed. All fees and expenses incurred by the Agents or on their behalf shall be payable by the Corporation immediately upon receiving an invoice therefor from the Agents and shall be payable whether or not the Offering is completed. At the option of the Agents, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Corporation at the Closing Time.

2.18	Advertisements.

The Corporation acknowledges that the Agents shall have the right at their own expense to place such advertisement or advertisements relating to the sale of the Offered Securities contemplated herein as the Agents may consider desirable or appropriate and as may be permitted by applicable Law. The Corporation and the Agents each agree that they will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus and registration or other similar requirements under applicable Securities Laws in any of the Selling Jurisdictions other than the Qualifying Jurisdictions being unavailable in respect of the offer or sale of the Offered Securities to prospective purchasers.

2.19	Authority of the Co-Lead Agents.

The Corporation shall be entitled to and shall act on any notice, request, waiver, extension or other communication or agreement given by or on behalf of the Agents by the Co-Lead Agents, which has authority to bind the Agents with respect of all matters covered by this Agreement insofar as such matters relate to the Agents, with the exception of any notice, request, waiver, extension or other communication or agreement pursuant to Section 2.8 (Agents' Obligation to Purchase), Section 2.11 (All Terms to be Conditions), Section 2.12 (Termination Events), Section 2.13 (Exercise of Termination Rights), and Section 2.16 (Indemnity).

2.20	Notices.

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "notice") shall be in writing addressed as follows:

(a)	If to the Corporation, to:

American Lithium Corp.
1507 – 1030 West Georgia Street
Vancouver, British Columbia
Canada V6E 2Y3

	Attention:	Simon Clarke
	Email:	sclarke@americanlithiumcorp.com
with a copy to (which shall not constitute notice):

Cassels Brock & Blackwell LLP
885 West Georgia Street, Suite 2200
Vancouver, British Columbia, V6C 3E8

	Attention:	Sam Cole
	Email:	scole@cassels.com

(b)	If to the Agents, to:

Eight Capital
100 Adelaide Street West, Suite 2900
Toronto, ON M5H 1S3

	Attention:	John Sutherland
	Email:	jsutherland@viiicapital.com

Echelon Wealth Partners Inc.
1 Adelaide Street East, Suite 2100
Toronto, ON, M5C 2V9

	Attention:	Ryan Mooney
	Email:	rmooney@echelonpartners.com

TD Securities Inc.
700 W Georgia St., Suite 1700
Vancouver, BC, V7Y1B6

	Attention:	Dorian Cochran
	Email:	Dorian.Cochran@tdsecurities.com

Roth Canada, ULC
130 King Street W, Suite 1921
Toronto ON, M5X 2A2

	Attention:	Brady Fletcher
	Email:	bfletcher@rothcanada.ca

with a copy to (which shall not constitute notice):

Bennett Jones LLP
First Canadian Place
100 King St. West, Suite 3400
Toronto, ON M5X 1A4

Attention:	James Clare
Facsimile:	416 777 6245
Email:	ClareJ@bennettjones.com

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or one hour after being faxed or emailed during normal business hours or, if not faxed or emailed during normal business hours, on the next Business Day, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address, fax number or email address.

2.21	Time of the Essence.

Time shall, in all respects, be of the essence hereof.

2.22	Canadian Dollars.

Unless otherwise indicated, all references herein to dollar amounts are to lawful money of Canada.

2.23	Headings and References.

The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof. Unless something in the subject matter or context is inconsistent therewith, references in this Agreement to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

2.24	Singular and Plural, etc.

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

2.25	Entire Agreement.

This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings, including, without limitation, the Engagement Letter. This Agreement may be amended or modified in any respect by written instrument only signed by each of the parties hereto.

2.26	Severability.

If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

2.27	Governing Law.

This Agreement shall be governed by and be interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the parties hereto irrevocably attorn to the jurisdiction of the courts of such province.

2.28	No Fiduciary Duty.

The Corporation hereby acknowledges that the Agents are acting solely as agents in connection with the purchase and sale of the Corporation's securities contemplated hereby. The Corporation further acknowledges that the Agents are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm's length basis, and in no event do the parties intend that the Agents act or be responsible as a fiduciary to the Corporation, its management, shareholders or creditors or any other Person in connection with any activity that the Agents may undertake or have undertaken in furtherance of such purchase and sale of the Corporation's securities, either before or after the date hereof. The Agents hereby expressly disclaim any fiduciary or similar obligations to the Corporation, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Corporation hereby confirms its understanding and agreement to that effect. The Corporation and the Agents agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Agents to the Corporation regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Corporation's securities, do not constitute advice or recommendations to the Corporation. The Corporation and the Agents agree that the Agents are acting as principal and not as an agent or fiduciary of the Corporation and no Agent has assumed, and no Agent will assume, any advisory responsibility in favour of the Corporation with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Agent has advised or is currently advising the Corporation on other matters). The Corporation and the Agents agree that the Agents have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Corporation has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate. The Corporation hereby waives and releases, to the fullest extent permitted by law, any claims that the Corporation may have against the Agents with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Corporation in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

2.29	Successors and Assigns.

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation and the Agents and their respective successors and permitted assigns. This Agreement shall not be assignable by any party hereto without the prior written consent of the other parties.

2.30	Further Assurances.

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

2.31	Effective Date.

This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

2.32	Counterparts.

This Agreement may be executed in two or more counterparts and may be delivered by facsimile transmission or other means of electronic transmission, each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the date first set forth above.

[Signature page follows]

If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Agents.

Yours very truly,

Eight Capital

(signed) "John Sutherland"
John Sutherland, Principal, Managing Director

ECHELON WEALTH PARTNER INC.

(signed) "Ryan Mooney"
Ryan Mooney, Managing Director

td securities inc.

(signed) "Dorian Cochran"
Dorian Cochran, Managing Director

ROTH CANADA ULC

(signed) "Brady Fletcher"
Brady Fletcher, President & Head of Investment Banking

2

The foregoing is hereby accepted on the terms and conditions therein set forth.

DATED as of the 3rd day of November, 2021.

AMERICAN LITHIUM CORP.

Per:	(signed) "Simon Clarke"
	Name:	Simon Clarke
	Title:	Chief Executive Officer